UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 28, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Carvana Co.

File No. 333-217085 – CF#34628

Carvana Co. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 31, 2017, as amended.

Based on representations by Carvana Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through December 27, 2017
Exhibit 10.12	through December 27, 2017
Exhibit 10.13	through December 27, 2017
Exhibit 10.14	through December 27, 2017
Exhibit 10.17	through June 30, 2024
Exhibit 10.22	through July 31, 2018
Exhibit 10.23	through July 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary